MEMORANDUM

TO:	Sonny Oh Senior Counsel Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Associate General Counsel, Insurance Legal
DATE:	December 13, 2023
SUBJECT:
Response to Comments for Initial Registration Statements filed on Form S-1 for File No. 333-268464 (Jackson Market Link Pro II); File No. 333-268466 (Jackson Market Link Pro Advisory II) of Jackson National Life Insurance Company of New York ("Jackson of New York")

This memorandum is in response to the comments you provided via email on January 18, 2023 for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum quotes each of the specific comments, followed respectively by narrative responses (in bold).

Unless indicated otherwise below, the following comments and responses apply to all registration statements referenced above. Copies of each prospectus, revised to reflect the changes discussed below, are filed herewith. Courtesy copies of both clean and marked copies of the prospectuses for each product will also be provided via electronic mail. Page references in the responses below are to the PDF page of the marked courtesy copy of the Jackson Market Link Pro II prospectus, unless indicated otherwise. Corresponding changes will be made to the Jackson Market Link Pro Advisory II prospectus as applicable. Additional pre-effective amendments to the registration statements will subsequently be filed in response to certain comments, as identified below.

    General

1.Please confirm that all missing information, including all appendices, exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information. If the registration statement will go effective 135 days after the end of the Company’s last fiscal year end, interim financial statements required by rule 3-12 of Regulation S-X will need to be included.

Response: All missing information, including financial statements, appendices, and all exhibits, will be filed in a pre-effective amendment to the registration statement. Any required interim financial statements will be included in a pre-effective amendment prior to going effective.

2.Supplementally, please inform us whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: Jackson of New York will be solely responsible for payment of Contract benefits. There are no guarantee or support agreements with third parties to support any of Jackson's obligations under the Contracts.

3.As noted below, this prospectus uses a number of defined terms, the need for some of which is unclear (e.g., using Adjusted Index Return separately from Index Adjustment and referring to a pro-rated Crediting Method in Appendix A as an “Accrued” Crediting Method). Please consider carefully the need for defined terms in order to avoid investor confusion and address plain English concerns.

Response: All defined terms will be reviewed. Please see the response below for any specific term that was noted.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Cover Page (page 1)

4.In the first paragraph, the prospectus states the Contract “may reflect non-material variations.” Please confirm supplementally whether the Company intends on selling the Contract outside of the state of New York and if so, note there may be non-material state variations. If not, please clarify what is intended by using the word, “variations.”

Response: This product will not be sold outside of the state of New York. The statement "which may reflect additional non-material variations" has been removed for clarity.

    Summary (page 5)

5.In the first paragraph:

a.Please disclose up front and consistently through the rest of the prospectus that the Participation Rate is a component of the Cap Rate crediting method.

Response: We have revised for further clarity here and throughout the prospectuses, as appropriate.

b.Disclose upfront and consistently through the rest of the prospectus that the Performance Boost Cap Rate is a component of the Performance Boost crediting method.

Response: In response to comments received from New York's Department of Financial Services, we have opted to remove the Performance Boost Crediting Method from the product filing. Corresponding revisions have been made throughout the prospectus.

6.The third paragraph relates to what happens at the end of an Index Account Option Term. Please provide similar disclosure for what happens before the end of the Index Account Option Term, i.e. will apply prorated Index Adjustment Factors.

Response: We have made this revision.

7.The staff would generally expect the Indices to be broad based securities indexes. With respect to the MSCI KLD 400 Social Index (“Index”), please confirm supplementally whether: (i) the Index and the methodology used to calculate the Index will be publicly available; (ii) all components of the Index will be actively traded; and (iii) the Index can be replicated by unaffiliated third parties.

In your response, please provide a link to a publicly available website describing each Index. We may have further comments after you provide this information.

Response: With respect to the MSCI KLD 400 Social Index (the “Index”), we confirm the following: (i) the Index and the methodology used to calculate the Index are publicly available; (ii) all components of the Index are actively traded; and (iii) the Index can be replicated by unaffiliated third parties. The following links should provide current reference materials on the MSCI site that reference the full name of the index:

https://www.msci.com/eqb/methodology/meth_docs/MSCI_KLD_400_Social_Index_Methodology_May2018.pdf
https://www.msci.com/documents/10199/904492e6-527e-4d64-9904-c710bf1533c6

8.Please note in the fifth paragraph that the investor must choose a Crediting Method before the start of a Term, which will apply for the duration of the Term.

Response: We have made this revision.

a.Please review the three bullet points that follow the fifth paragraph for plain English and consider ways to enhance readability, including sub-bullets.

Response: We have revised for further clarity.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

b.In the first bullet point, if the Index Participation Rate can equal 100%, using the term only serves to create potential investor confusion. Therefore, please supplementally explain the purpose of the participation rate in this instance.

Response: It is correct that the Index Participation Rate is guaranteed never to be less than 100%, and, therefore, it can never reduce the Index Adjustment. However, when the Index Participation Rate is greater than 100% and the Index Return is less than the stated Cap Rate, it can increase the Index Adjustment. Accordingly, the Index Participation Rate is an inherent component of the Cap Crediting Method, and we cannot omit the input of an Index Participation Rate solely when it does not have an impact on the Index Adjustment. We have revised the bullet for further clarity.

c.In the second bullet point under the fifth paragraph and throughout the prospectus, please revise “flat” as “zero.”

Response: We have revise the prospectus, as requested.

d.In the third bullet point under the fifth paragraph, please highlight in bold the second sentence, starting with the phrase, “Any Index Adjustment....”

The third bullet also notes that the Performance Boost Rate “is equal to the Buffer percentage.” Please add that, because the Performance Boost Rate is equal to the Buffer, the Index Adjustment will always be positive so long as the Index Return is at or below the Buffer.

Response: In response to comments received from New York's Department of Financial Services, we have opted to remove the Performance Boost Crediting Method from the product filing. Corresponding revisions have been made throughout the prospectus.

9.The last sentence of the first paragraph following the Index Account table refers to written notice advising you of how you may obtain the available rates for the next Index Account Option Term. Please disclose when those rates are made available. Also, indicate for new purchasers where all applicable rates are provided. In addition, please indicate by what point reallocation instructions must be provided, the acceptable means to provide those instructions, and the consequences of failing to have provided those instructions on a timely basis. Further, please note the consequences of failing to provide timely instructions as a risk in the Risk Factors section.

Response: We have clarified the disclosure to include each requested element, as well as reorganized and enhanced the Risk Factors.

10.With respect to the first sentence of the second paragraph following the Index Account table, please supplementally explain if the sentence means you are reserving the right not to offer an indexed options in the future. If so, we may have additional comments.

Response: Jackson is not reserving the right to not offer an indexed option in the future. There will always be Index Account Options available. The above referenced sentence is intended solely to put investors on notice that Index Account Options and their features may be changed over the life of the Contract. We have revised to add an additional sentence clarifying that there will always be more than one Index Account Option available.

11.The second paragraph of the Fixed Account subsection summarizes a fixed account option that can only be elected as part of the Performance Lock. For clarity, it should be integrated into the discussion of what the Performance Lock is.

Response: We have revised the prospectus, as requested.

12.The end of the first sentence in the “Intra-Term Performance Lock” paragraph refers to “certain Crediting Methods.” Please specify which ones or provide cross-reference for more information.

Please also address whether and how an investor will know the interim value at the time it chooses a Performance Lock.

Response: We have revised the prospectus, as requested.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

a.In the second paragraph of “Intra-Term Performance Lock,” please revise “claims paying ability" as "creditworthiness and claims paying ability."

Response: We have revised the prospectus, as requested.

b.The term “Interim Value adjustment” appears in the third paragraph of “Intra-Term Performance Lock.” Please summarize what this adjustment is, why is it taken, and how it is calculated. In addition, please revise the last sentence of this paragraph to note that the Interim Value adjustment could be substantially adverse (as is noted in the “Access To Your Money” line entry in the following “Contract Overview” table), and highlight the sentence in bold.

Response: Please note that in response to Comment 13, we have now included a stand-alone “Interim Value Adjustment” section in the Summary that precedes the “Intra-Term Performance Lock” section. Accordingly, while we have bolded the requested sentence in this section, we have not repeated this additional Interim Value Adjustment disclosure but instead provided a reference to the new summary disclosure section.

13.Given the nature of the “Contract Overview” chart, please revise the “Intra-Term Performance Lock” entry for brevity and comprehensibility.

Response: We have revised the prospectus, as requested.

14.The “Access to Your Money” row of the “Contract Overview” table notes that the Interim Value adjustment “may substantially reduce ... Index Account Option Value. The Summary, however, does not disclose that interim withdrawals reduce remaining balances on a proportional not a dollar for dollar basis, with the consequence that interim withdrawals taken when Index Return is negative will reduce the remaining balance on more than a dollar for dollar basis. Please revise the Summary to point this out in a separate section on interim withdrawals, and make corresponding changes elsewhere in the prospectus where the effect of an interim withdrawal is discussed.

Response: We have revised the prospectus, as requested.

15.In the Death Benefit row of the “Contract Overview” table, please confirm the proportional reduction applies to the Fixed Account.

Response: We confirm that the proportional reduction applies to the Fixed Account.

16.In the Charges and Expenses row of the “Contract Overview” table, please note that the Contract imposes adjustments to Interim Value and imposes caps that in effect can limit amounts credited to less than the amount of the Index Return to date. Also, note that in the case of withdrawal before the end of the Segment when the Index Return is negative, less protection is provided the earlier in the Segment the withdrawal occurs.

Response: We have added some enhanced disclosure related to the Interim Value Adjustment.

Risk Factors (page 7)

17.In the “Risk of Loss” paragraph, please explain that because of adjustments and charges that are imposed where amounts are withdrawn before either the end of a surrender charge period or the end of a segment, these withdrawals can result in a loss of principal even if index performance has been positive.

Response: There are no scenarios in which adjustments and charges imposed on amounts withdrawn mid-term or during a surrender charge period would result in the loss of contract value where index performance has been positive. As such, no revision has been made in response to this comment.

18.In the “Liquidity” paragraph, please clarify that “withdrawals” in the second sentence refers to withdrawals taken during or before the end of the Index Account Option Term. Separately, please note in the cover page and in the “Loss of Contract Value” subsection in the Risk Factors the statement in this paragraph that Interim Value adjustments can result in a loss of Contract Value even if the Index Return has been positive.

Separately, please revise the second sentence to clarify how Indexed Account Option Value is determined following a withdrawal at the end of an Index Account Option Term.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Response: There are no scenarios in which adjustments and charges imposed on amounts withdrawn mid-term would result in the loss of contract value where index performance has been positive. This original disclosure appears to have been included in error. As such, we have removed from this Liquidity risk factor and decline to add elsewhere.

19.In “Limits on Investment Return,” add bold disclosure that rates for each Crediting Method apply to the Term, are not annual rates, and would be lower on an annual basis for Terms longer than 1 year.

Please also note that caps and triggers change from term to term and the investor faces the risk that the new caps and triggers announced at the start of each term may be unacceptable, forcing the investor to reallocate invested amounts elsewhere.

Response: We have revised the prospectus, as requested.

20.In “Buffers,” please note the risk that investors will not get the full benefit of a buffer upon an interim withdrawal since the buffer is pro-rated over the course of a Term.

Response: We have revised the prospectus, as requested.

21.In “Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms”:

a.Please disclose whether applicable Index Adjustment Factors will be prorated or not for calculations when an Index is replaced during an Index Account Option Term.

Please also provide an example.

Response: When an Index is replaced during an Index Account Option Term, there will be no Interim Value Adjustment applied. We have included a simple example, as requested. We have revised the prospectus, as requested.

b.Please also warn investors that the returns investors had anticipated may not be available in those circumstances and in any other circumstances where discretion to discontinue the Index in the middle of a Segment Term is reserved.

Response: We have revised the prospectus, as requested.

c.Please clarify what rates are being referred to in the last sentence of the second paragraph, e.g., the 5-50% discussed in the first two bullet points under "Protection Options" beginning at bottom of page 1.

Moreover, revise the disclosure to refer to the guaranteed minimum and maximum for both types of rates.

Response: We have revised the prospectus, as requested.

d.With respect to the third paragraph, warn investors that they may find the choices of new Segments with the different Crediting Methods, floors or buffers unacceptable.

Response: We have revised the prospectus, as requested.

    Glossary (page 12)

22.Notwithstanding this glossary, please consider revising the prospectus so that defined terms are also defined in the body of the prospectus on first use (e.g., the use of the phrase, “Index Account Option Term Anniversary”) to aid in readability.

Response: We have revised the prospectus, as appropriate, to add definitions at the first use of certain terms.

23.The definition of “Adjusted Index Return” refers only to calculations at the end of the Term, but the term is also used in the prospectus with respect to calculations before the end of the Term. Please revise this definition accordingly.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Response: We have revised the prospectus, as requested.

24.Please add in the business hours in “Business Day."

Response: We have revised the prospectus, as requested.

25.The definition of “Fixed Account” states it is a Contract Option having “a stated period.” The first paragraph of the “Contract Options” section states this period is one year. Please revise the definition accordingly.

Response: We have made this revision.

26.The definition of “Fixed Account Option” states this is “an option within the Fixed Account.” The prospectus does not describe any compartmentalization of the Fixed Account, describing the operation only of the 1 year Fixed Account, which it notes is distinct from the Short Term Duration Fixed Account. In addition, the prospectus elsewhere (e.g., the Automatic Rebalancing section) refers to “Fixed Account Option,” when it appears “Fixed Account was intended. To avoid the potential for confusion, please delete the phrase from the prospectus, using instead “Fixed Account” as appropriate, or clarify supplementally the basis for your belief that using this phrase is useful and appropriate.

Response: When there is more than one option for allocation of Contract Value, we use this terminology to keep it clear. Fixed Account is the broad term for the account in which fixed rates of interest are credited. Within the Fixed Account, there are two options for allocation of Contract Value: the 1-year Fixed Account (also referred to as the 1-year Fixed Account Option) and the Short Duration Fixed Account Option (though this option is only for allocation of premium in connection with an Intra-Term Performance Lock or spousal continuation and cannot be independently elected). This structure is consistent with our description of the Index Account, the broad term for the account in which credited interest rates are tied to the combination of indexes, crediting methods, and protection options elected. Within the Index Account, there are multiple Index Account Options available for allocation of Contract Value. We think this terminology structure helps to make the concept of the Fixed Account and Index Account and their underlying investment options clearer for the investor.

27.The Fixed Account does not appear to be subject to a market value adjustment for early withdrawals. Please clarify supplementally the purpose of a Fixed Account Minimum Value.

Response: We have removed the definition for Fixed Account Minimum Valu

28.Revise definition of “Interim Value” as it relates to the Index Account Option Value at beginning of Term.

In other words, define Interim Value based on Index Account Option Value at the beginning of a Term. Then separately explain how Index Account Option Value at the beginning of a Term will be adjusted based on withdrawals taken during the course of and before the end of a Term, For example, refer to the three bullet points on page 16.

Response: We have further enhanced the prospectus disclosure to indicate the role of the Index Account Option Value at the beginning of the term.

29.The definition of “Index Adjustment” states it is equal to the Adjusted Index Return. Please revise the third sentence to note that the Index Adjustment is equal to the Adjusted Index Return at the end of an Index Account Option Term.

In addition, this definition states the Index Adjustment during an Index Account Option Term is “equal to the Adjusted Index Return,” further adjusted [for proration].” The phrase, “Adjusted Index Return,” however, is defined as a term applicable to the end of an Index Account Option Term. Please revise the sentence defining the Index Adjustment during the Index Account Option Term as being equal to the Index Account Value at the beginning of the Term, adjusted based on the prorated Index Adjustment Factors.

Response: The two terms are used in different contexts in the prospectus to assist investors in understanding different concepts (i.e. "Adjusted Index Return" is used when discussing Index Return and its relationship to the actual interest credited while "Index Adjustment" is used when discussing the change in value of your Index Account Option Value). Accordingly, both terms are needed. We have otherwise revised the prospectus for further clarity.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

The Annuity Contract (page 15)

30.In the first paragraph, the prospectus states, “[the] Contract and any endorsements are the formal contractual agreement between the investor and the Company.” Please add that the prospectus describes all of the Contract’s material features, benefits, rights and obligations of investors under the Contract.

Response: We have revised the prospectus, as requested.

    Contract Options (page 17)

31.In “Short Duration Fixed Account Option” on page 15, please note this is a short-term option used only until the end of the following Contract anniversary and only for amounts in an indexed option to which the investor has chosen to apply a Performance Lock.

Response: We have revised the prospectus, as requested.

32.In “Indexed Account” on page 15, the prospectus states that amounts allocated to the Index Account are credited with an Index Adjustment at the end of the Term. Please also note that Index Adjustment Factors are used to adjust the Interim Value in the Index Account for changes in the Index Return during the Term.

Response: We have revised the prospectus, as requested.

33.In “Interim Value” on page 17, please provide additional details as to how the prorated “Index Adjustments Factors” are calculated and applied.

Response: We have revised the prospectus, as requested.

    Additional Information about the Index Account Options (page 21)

34.In “Indexes,” please clarify whether any exchange rate adjustment is made to the MSCI EAFE Index and MSCI Emerging Markets Index.

Response: These indexes are calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day. We have revised the prospectus to include this information.

35.In “Protection Options” on page 19, the prospectus refers the reader generally to Appendix A of how the Interim Value is calculated under various scenarios. Please revise the prospectus to include a reference to each example in the Appendix and ensure that the reference is accompanied by a brief summary of the scenario described by that example.

More generally, there appear to be terms and features described in the prospectus involving somewhat complex calculations for which no example is provided (e.g., the calculation of the Index Return when an Index has been replaced during the Term and pro-rata calculation of death benefit reductions for prior Contract Value withdrawals). Please revise the prospectus as appropriate to ensure that it provides one or more examples illustrating each of those terms and features.

Response: We have revised the prospectus, as requested.

    Transfers and Reallocations (page 27)

36.In “Automatic Reallocation of Fixed Account Value,” please note in the second paragraph that for the Fixed Account, requests must be received prior to or on the Contract Anniversary. Please also describes what happens if the same Crediting Method and Index is not available for reallocation or provide applicable cross-reference.

Response: We have now included the timing for all transfer requests. Respectfully, disclosure related to the unavailability of a crediting Method and/or Protection and/or Index was already included. We have reorganized the narrative for enhanced clarity on these points.

37.For the “Intra-Term Performance Lock,” please more fully explain this feature including how to elect, how lock-in takes place, what value is transferred to Short Duration Fixed Account Option and how calculated.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Response: We have revised the prospectus, as requested.

38.In “Automatic Rebalancing,” the explanation of the formula to determine the percentage that will be allocated to each eligible Contract Option through the rebalancing transaction is not clear. Please revise and/or provide an example to help clarify how it works.

Response: We have revised the prospectus, as requested.

    Withdrawal Charge (page 32)

39.In the third bullet point under “We will deduct a Withdrawal Charge on:” please clarify whether this means that a further Withdrawal Charge will be imposed on the Withdrawal Charge.

Response: This bullet is intended to identify the scenario where an owner requests a full surrender of all contract value. Because withdrawal charges are calculated based upon the gross amount withdrawn, the result is withdrawal charges being assessed against the total withdrawal value, which includes the portion of that full surrender that actually represents the withdrawal charges. We have revised the prospectus for further clarity.

40.Reconcile the fourth bullet point under “We will deduct a Withdrawal Charge on:” with "Income Option" in summary chart on page 5 which states you cannot take income payments sooner than 13 months after Issue Date.

Response: We have revised the prospectus by removing the fourth bullet point.

41.The second sentence of the paragraph following the last bullet point states, “the Withdrawal Charge is based on Remaining Premium in the Contract immediately prior to the withdrawal.” Please clarify the meaning of this sentence, i.e., WD charge calculated based on Remaining Premium or deducted from Remaining Premium.

Response: We have revised the prospectus, as requested.

    Income Payments (page 34)

42.After Option 4, the prospectus says “No withdrawals are permitted during the income phase under an income option that is life contingent.” Therefore, briefly explain if an income option is not life contingent, that withdrawals are permitted and how determined.

Response: We have revised the prospectus, as requested.

Taxes (page 38)

43.In the second to last sentence of the first paragraph of “Jackson of NY Taxation” on page 38, please revise “only in certain jurisdictions” as “in New York.”

Response: We have revised the prospectus, as requested.

Other Information (page 41)

44.Under “Distribution of Contracts” on page 40, briefly state the nature of the obligation of the underwriter(s) to take the securities. Per Item 8 of Form S-1 and Regulation S-K Item 508.

Response: We have revised the prospectus, as requested.

45.In “Jackson of NY” on page 40, please clarify the chain of ownership, i.e., Jackson of NY is wholly-owned by Jackson National Life Insurance Company, which in turn, is owned by JFI.

Response: We have revised the prospectus, as requested.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Death Benefits (page 35)

46.Please provide an example of a proportionate reduction in the Death Benefit, illustrating the effects of both prior withdrawals taken when the Index Return was negative and when Index Return was positive.

Response: We have revised the prospectus, as requested.

    Appendix A (page A-1)

47.Please include examples showing how changes in the value of the Index affect the amount of the remaining balance. Also, note in bold, next to the assumed index percentage change, what is the percentage change in the remaining balance because of applying that change as described in the example.

Response: We believe the examples cover the connection between change in index values and the resulting change Index Account Option Value, however we have expanded upon the existing examples to provide more clarity.

48.The Appendix refers to pro-rated Crediting Methods and Floors as “Accrued” Crediting Methods and Floors. Please consider simply referring to Crediting Methods and Floors without using another defined term for each since the context would already appear to be clear that the Crediting Method and Floor is being pro-rated.

Response: We have revised the prospectus, as requested.

49.The Appendix includes examples (9 through 13) which deal with features that are in effect at the end of a Term. Please revise how the Appendix is titled and organized to be clear what scenarios are being covered.

Response: We have revised the prospectus, as requested.

50.Please provide examples reflecting the impact of the Withdrawal Charge including the Free Withdrawal amount, and provide similar examples for the Advisory product with respect to the MVA and MVA Free Withdrawal amount.

Response: We have revised the prospectus, as requested.

51.Please precede each example to provide a more plain English narrative to explain clearly, what is taking place in the example, including incorporating more of the formulas disclosed in the table below and filling in the applicable values based on all hypothetical details and rates provided for each example.

Please also clarify that it is the Index Account Option Value at the beginning of the Term that is adjusted to reflect any Withdrawals during the Term and is then used to calculate subsequent Interim Values or the Index Account Option Value at the end of the Term.

Response: We have revised the prospectus, as requested.

52.Specific Example comments:

a.Example 1:

i.Comments on Example 1 and other examples should be applied to all other examples as appropriate.

ii.Provide all applicable details and rates at the beginning of each example.

iii.In the first bullet point, disclose how the Accrued Cap and Buffer Rates are calculated.

iv.In the second bullet point and throughout, for clarity, consider replacing "minimum” with “lesser."

v.The fifth bullet point is confusing. Please delete the bullet point or clarify this would apply upon another subsequent calculation of Interim Value.

vi.For Examples 1, 3, and 5, please consider providing another bullet point with negative performance to demonstrate different impacts.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

b.Prospectus indicates that the Performance Boost Cap Rate should equal the Buffer Rate. In Example 5, please confirm hypothetical Performance Boost Cap Rate is accurate given that it is 6%, but the Buffer Rate is 10%.

c.Examples 7 and 8 utilize the same return parameters, respectively, as Examples 1 and 5. For clarity, please consider having each of the former examples follow immediately after each of the latter examples, respectively, or in the alternative repeat those parameters.

Response: We have revised the prospectus, as requested. Please note, in response to (b) above, that it is the Performance Boost Rate and not the Performance Boost Cap Rate that is equal to the Buffer Rate. As such, we confirm that the example is accurate.

    Appendix B (Page B-1)

53.Please clarify that the references to Jackson apply to Jackson of NY, and clarify in the third to last paragraph what is intended by the phrase, “Jackson Product.”

Response: We have added a preamble for clarity.

    Part II

54.Please confirm all exhibits even if filed as part of the filing, and any documents incorporated by reference into the registration statement have been hyperlinked.

Response: We will confirm all appropriate hyperlinks have been included.

55.The powers of attorney need to be refiled so they refer to the two pending New York registration statements.

Response: We will update and refile the powers of attorney prior to the final pre-effective filing of the two pending registration statements.

    Comments on the Market Pro Link Advisory II

56.In the fourth paragraph of the cover page, please clarify the advisory fee is in addition to contract fees and expenses. Also, disclose the consequences if do not elect to pay your advisory fees via direct deductions under your rules, i.e., subject to federal and state income tax and a 10% federal penalty tax, and will still trigger a deduction in the death benefit. Please also briefly disclose whether the MVA will apply to the deduction of advisory fees.

Response: We have revised the prospectus, as requested. Additionally, please note, that in response to comments from the state of New York, we have opted to removed the MVA entirely from this product. Corresponding revisions have been made throughout the prospectus.

57.Deduction of Advisory Fees from Contract Value” on page 9, please retain the deleted language: “and the Contract Value portion of your basic death benefit.”

Response: We have revised the prospectus, as requested.

58.In the Glossary, please clarify that the Market Value Adjustment applies to such amounts that are in excess of the MVA Free Withdrawal amount.

Response: In response to comments from the state of New York, we have removed the MVA entirely from this product. Corresponding revisions have been made throughout the prospectus.

59.In Contract Options – Fixed Account Value” on page 20, when describing the calculation of Fixed Account Value, the deduction of advisory fees should be included as a transaction that will reduce Fixed Account Value.

Response: We have revised the prospectus, as requested.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

60.In the Charges and Expenses entry in the “Contract Overview” chart, please note that market value adjustments will be applied to withdrawals taken in the first six years of the Contract.

Response: In response to comments from the state of New York, we have removed the MVA entirely from this product. Corresponding revisions have been made throughout the prospectus.

61.The term “Adjusted Return” was properly referred to as “Adjusted Index Return” in Scenario 1 of the Cap with Buffer example starting on page 21. Please be sure this revision is applied in this and all other ensuing examples in both filings.

Response: We have revised the prospectus, as requested.

62.In the sixth paragraph under “Access to Your Money” appearing on page 28, replace any references to “free withdrawal” with "MVA Free Withdrawal.”

a.Start the eighth paragraph with “When” instead of “If” and bold its last sentence.

b.In the ninth paragraph, explain how and when the fee will be deducted (e.g., prorata from each investment option on an annual basis).

c.In the next “Our Administrative Rules” paragraph, the term “Contract’s cash value” appears in the clause “an amount equal to an annual rate of 1.50% of your Contract’s cash value” (and on page 36). Please expand more on exactly what value this term represents.

Moreover, an example demonstrating the impact of advisory fee deductions on benefits should be provided for each such benefit that is impacted (e.g., Contract Value and death benefits including return of premium component). The examples could demonstrate the impact of advisory fee deductions over time on Contract Value and the contract value death benefit.

Response: We have revised the prospectus, as requested. Additionally, please note, that in response to comments from the state of New York, we have opted to remove the MVA entirely from this product. Corresponding revisions have been made throughout the prospectus.

63.In “Market Value Adjustment” on page 30, provide an example for the operation of the MVA described in the third paragraph.

For more complete disclosure, in the first paragraph under “Income Payments” on page 32, please specify under what circumstances amounts applied to income options from Index Account Options will be subject to an MVA.

Response: In response to comments from the state of New York, we have removed the MVA entirely from this product. Corresponding revisions have been made throughout the prospectus.

64.“Constructive Withdrawals - Investment Adviser Fees” beginning on page 36 is the first time that the prospectus discusses the 2019 private letter ruling from the Internal Revenue Service recognizing the Company’s ability, in specific circumstances, to treat the payment of investment advisory fees to an investment advisor out of nonqualified contracts as nontaxable withdrawals from the Contracts. Please disclose this earlier in the prospectus where you can cross-reference back to this section for more details.

In addition, in the last paragraph, explain that even if the insurer does not treat such deductions as withdrawals for tax purposes, federal and/or state taxing authorities could determine that such fees should be treated as taxable withdrawals.

Response: We have revised the prospectus, as requested.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Additional Product Changes

Please note that in response to comments from the New York Department of Financial Services, the following changes have been made to the product design and are reflected in this filing:

•Removal of the Performance Boost Crediting Method;
•Modification of the pro rata interim value calculation to incorporate the use of guaranteed minimum Index Adjustment Factors;
•Removal of the Market Value Adjustment from the advisory product.

Please contact me at (517) 331-4262 if you have any questions or require additional information.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).